EXHIBIT 99.1

News Release

Descartes Acquires Exentra

Expands UK Truck Fleet Community and Routing, Mobile and Telematics Solutions

WATERLOO, Ontario, November 14, 2012 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, acquired Exentra Transport Solutions Limited, a leading UK-based provider of software-as-a-service (SaaS) driver compliance solutions for the European Union (EU).

In the EU, every vehicle over 3.5 tons is required to have a tachograph. A tachograph is a device fitted to a vehicle that automatically records its speed and distance, together with the driver's activity. Exentra’s cloud-based compliance management platform, Smartanalysis, helps customers leverage the data from a vehicle’s tachograph to comply with EU-wide legislation governing driver compliance, such as the EU working-time directive.

“The EU driver compliance legislation has been in place longer than comparable regulations in North America. In the EU, not only is every vehicle required to have tachograph hardware, but the hardware is standardized and fitted during vehicle production,” said Steve Fisher, CEO of Exentra and Director of Compliance at Descartes. “Our experience strengthens Descartes’ Routing, Mobile and Telematics suite to address the US regulatory environment, while our combined solutions also have an immediate impact on the quality and safety of route planning for our collective UK customers.”

Exentra brings thousands of UK routing-centric customers to Descartes’ Logistics Technology Platform, where more than 35,000 trading partners connect and collaborate to improve logistics operations. Descartes’ EU customers immediately benefit from an enhanced Routing, Mobile, and Telematics suite that integrates compliance and route planning applications. This integration can help customers have improved and safer delivery route plans and reduce working-time driver violations.

“Guided by our customers, we continue to invest in our Routing, Mobile and Telematics suite of products,” said Edward Ryan, Chief Commercial Officer at Descartes. “We’re particularly excited about making this incremental strategic investment in the UK market where we have a long history of route planning success with marquee customers such as John Lewis Partnership and Wolseley.”

Exentra is headquartered in Chippenham, England, and provides its compliance management solutions to some of the UK’s leading transportation companies. The all cash purchase price for the acquisition was GBP 10.7 million (approximately USD $17.0 million at November 13, 2012), with Descartes acquiring approximately GBP 0.2 million in working capital (approximately USD $0.3 at November 13, 2012).

The Descartes Systems Group Inc. | TSX: DSG | NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

About Exentra

For more information about Exentra, visit www.exentra.co.uk.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is a global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact Mavi Silveira +1(800) 419-8495 ext. 202416 msilveira@descartes.com	EMEA Media Contact Renate Kok +31 (0)33 460 62 73 rkok@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

The Descartes Systems Group Inc. | TSX: DSG | NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com